PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

1

M&M Media, Inc.

2

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
M&M Media, Inc. dba Trebel Music

Report on the Financial Statements

We have audited the accompanying financial statements of M&M Media, Inc. dba Trebel Music (the “Company”), which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&M Media, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative operating cash flows, and will require additional capital until revenue from operations are sufficient to cover operational costs, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbbmckennon

Newport Beach, California

July 27, 2021

3

M&M MEDIA, INC.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash	$1,772,065	$1,179,194
Certificates of deposit	300,185	300,064
Accounts receivable, net	791,788	646,351
Other current assets	106,131	127,920
Total current assets	2,970,169	2,253,529

Property and equipment, net	5,356	9,342
Deferred Offering Costs	45,000	–
Other assets	5,775	134,437
Total assets	$3,026,300	$2,397,308

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$662,147	$386,493
Accrued liabilities	345,836	99,192
Accrued salaries	1,726,741	1,464,292
Disputed deposit	231,950	231,950
Unearned revenue	105,000	–
Related party advances	27,590	49,647
Accrued royalties	1,783,232	673,984
Convertible debt - current	–	2,349,885
Convertible debt - related parties, current	–	795,000
Warrant liability	253,107	253,196
Total current liabilities	5,135,603	6,303,639

Note payable - net of current portion	47,900	–
Convertible debt - net of current portion	4,338,224	–
Convertible debt - related parties, net of current portion	1,833,350	30,000
Total liabilities	11,355,077	6,333,639

Commitments and contingencies (Note 4)

Series A Preferred Stock, $0.0001 Par value; 40,326,704 authorized; 40,326,704 and issued and outstanding as of December 31, 2020 and 2019, respectively, with liquidation preferences of $8,324,260 and $7,926,833 as of December 31, 2020 and 2019, respectively	7,451,215	6,835,524

Stockholders' Deficit:
Series Seed Preferred 1 Stock, $0.0001 Par value; 6,712,618 authorized; 6,712,618 shares issued and outstanding as of December 31, 2020 and 2019, respectively, with liquidation preferences of $649,903 as of December 31, 2020 and 2019, respectively	649,903	649,903
Series Seed Preferred Stock, $0.0001 Par value; 7,700,000 authorized; 7,700,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively, with liquidation preferences of $700,000 as of December 31, 2020 and 2019, respectively	700,000	700,000
Common stock, $0.0001 Par value; 237,500,000 authorized; 65,395,297 and 64,827,037 shares issued and outstanding as of December 31, 2019 2020 and 2019, respectively	595	590
Additional paid-in capital	–	30,968
Accumulated deficit	(17,130,490)	(12,153,316)
Total stockholders' deficit	(15,779,992)	(10,771,855)
Total liabilities and stockholders' deficit	$3,026,300	$2,397,308

The accompanying notes are an integral part of these financial statements

4

M&M MEDIA, INC.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2020	For the year ended December 31, 2019

Revenues	$2,113,945	$1,888,396

Cost of revenues	2,184,842	1,582,629

Gross profit (loss)	(70,897)	305,767

Operating Expenses:
General and administrative	1,809,956	1,784,078
Sales and marketing	1,394,750	1,342,520
Research and development	1,167,316	1,019,990
Total operating expenses	4,372,022	4,146,588

Operating loss	(4,442,919)	(3,840,821)

Other (income) expense:
Interest expense	236,629	81,010
Other expense	85	–
Other income	(225,122)	(64)
Gain from settlement	–	(136,000)
Change in warrant liability	(88)	(10,085)
Total other (income) expense	11,504	(65,139)

Loss before provision for income taxes	(4,454,423)	(3,775,682)

Provision for income taxes	4,841	3,500

Net loss	$(4,459,264)	$(3,779,182)

Weighted average shares outstanding - basic and diluted	65,143,639	58,849,186
Weighted average net loss per share – basic and diluted	$(0.07)	$(0.06)

The accompanying notes are an integral part of these financial statements

5

M&M MEDIA, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series Seed 1 Preferred		Series Seed Preferred		Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2018	6,712,618	$649,903	7,700,000	$700,000	57,350,568	$522	$–	$(7,996,665)	$(6,646,240)
Stock option compensation	–	–	–	–	–	–	5,837	–	5,837
Shares issued for services	–	–	–	–	1,136,069	10	36,049	–	36,059
Shares issued for cash	–	–	–	–	110,000	1	3,499	–	3,500
Shares issued for prepaid marketing	–	–	–	–	6,230,400	57	203,847	–	203,904
Accretion of preferred stock discount							(218,264)	–	(218,264)
Accrued dividends	–	–	–	–	–	–	–	(377,469)	(377,469)
Net loss	–	–	–	–	–	–	–	(3,779,182)	(3,779,182)
December 31, 2019	6,712,618	$649,903	7,700,000	$700,000	64,827,037	$590	$30,968	$(12,153,316)	$(10,771,855)
Stock option compensation	–	–	–	–	–	–	48,220	–	48,220
Shares issued for services
Shares issued for cash	–	–	–	–	568,260	5	18,593	–	18,598
Shares issued for prepaid marketing	–	–	–	–	–	–	–	–	–
Accretion of preferred stock discount	–	–	–	–	–	–	(97,781)	(120,483)	(218,264)
Accrued dividends	–	–	–	–	–	–	–	(397,427)	(397,427)
Net loss	–	–	–	–	–	–	–	(4,459,264)	(4,459,264)
December 31, 2020	6,712,618	$649,903	7,700,000	$700,000	65,395,297	$595	$–	$(17,130,490)	$(15,779,992)

The accompanying notes are an integral part of these financial statements

6

M&M MEDIA, INC.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020	For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,459,264)	$(3,779,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,986	9,334
Amortization of prepaid marketing paid in stock	150,845	6,711
Change in value of warrant liability	(89)	(10,085)
Gain on sale of crypto assets	(241,425)	–
Compensation paid through note issuance	88,350	105,000
Stock-based compensation	48,220	41,896
Changes in operating assets and liabilities:
Accounts receivable	(175,437)	(312,598)
Other current assets	(192,296)	101,321
Other assets	128,541	(131,462)
Accounts payable	275,654	250,362
Accrued liabilities	246,644	99,192
Accrued salaries	262,449	262,152
Accrued royalties	1,109,248	236,110
Unearned revenue	105,000	–
Net cash used in operating activities	(2,649,574)	(3,121,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	–	(3,496)
Proceeds from the sale of crypto assets	334,665	–
Redemption of certificate of deposit	300,177	–
Purchase of certificate of deposit	(300,177)	(300,064)
Net cash used in investing activities	334,665	(303,560)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayments) - related party advances	(22,057)	23,946
Proceeds - deferred offering costs	(45,000)	–
Proceeds - notes payable	47,900	–
Proceeds - convertible notes payable	1,988,339	2,334,885
Proceeds - convertible notes payable - related parties	920,000	735,000
Proceeds from sale of common stock	18,598	3,500
Net cash provided by financing activities	2,907,780	3,097,331

Decrease in cash and cash equivalents	592,871	(327,478)
Cash and cash equivalents, beginning of year	1,179,194	1,506,672
Cash and cash equivalents, end of year	$1,772,065	$1,179,194

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$4,841	$3,500

Non cash investing and financing activities:
Accretion of preferred stock discount	$218,264	$218,264
Accrual of preferred stock dividends	$397,427	$377,469

The accompanying notes are an integral part of these financial statements

7

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

M&M Media Inc. dba Trebel Music (the "Company”) was incorporated as a Delaware Corporation in May 2014 and provides a licensed music service in the United States and Mexico, offering users an online and offline listening experience at no monthly cost. The service is primarily ad-supported, wherein advertisements support the royalties associated with music consumption. The Company depends on securing content licenses from major and minor content owners and other rights holders in order to provide its service.

Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through revenue generation and debt and/or equity financing, including a qualified Regulation A offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accompanying financial statements and notes have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for collectability of accounts receivable, the fair value of common stock, stock-based compensation, and accrued royalties. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements could be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company follows Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts. The steps include (1) identifying the contracts or agreements with a customer, (2) identifying the performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in an exchange for the services it transfers to its clients.

8

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company generates advertising revenue primarily from display, audio, and video advertising. The majority of its advertising revenue is through the delivery of advertising impressions and is sold on a cost per thousand, or CPM, basis. In determining whether an arrangement exists, the Company ensures that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. The Company generally recognizes revenue based on delivery information from its campaign trafficking partners.

The Company is also paid for integration/feature development bonuses by customers who wish to include their software development kits (“SDKs”) or develop a special feature in the application. Integration/feature development bonus revenue is recognized once the performance obligation is fulfilled - either upon successful installation or maintenance of the SDK/feature development for a period of time.

The Company's revenue is principally derived from advertising and advertising services, with other sources of revenue representing a minor amount of revenue during the years presented.

Cost of Revenue

Cost of revenue consists predominantly of royalty and distribution costs related to content consumption. The Company incurs royalty costs paid to certain music record labels, music publishers, and other rights holders for the right to consume music by the Company’s users. Royalties are typically calculated using negotiated rates in accordance with license agreements and are based on either advertising revenue earned, user/usage measures, or a combination of the two. The determination of the amount of the rights holders’ liability requires complex IT systems and a significant volume of data and is subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, identification of the appropriate license holder, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions or determination of statutory rates are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions, and therefore, estimates of the royalties payable are made until payments are made. The Company has certain arrangements whereby royalty costs are or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements, the Company will expense the projected short-fall on a straight-line basis over the term of the arrangement.

Additionally, cost of revenue includes fees associated with content delivery during the music download process.

Research and Development

The Company incurs research and development expenses consisting primarily of employee compensation, information technology consulting, facilities-related expenses and costs associated with supporting its application on consumer devices. The Company incurs these expenses primarily for improvements and updates to its mobile app, integration of Customer technologies, and development of new advertising products. The Company expenses research and development costs as incurred.

Sales and Marketing

Marketing and sales expenses consist of employee and employee-related costs including salaries, commissions and benefits related to employees in sales, marketing and advertising departments. In addition, marketing and sales expenses include external sales and marketing expenses such as third-party marketing, consultants, branding, advertising and public relations expenses. Advertising expenses are expensed as incurred. Total advertising expenses incurred were approximately $1.4 million, and $1.3 million for the years ended December 31, 2020, and 2019 respectively.

9

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

General and Administrative

General and administrative expenses include employee and employee-related costs consisting of salaries and benefits for finance, accounting, legal, internal information technology and other administrative personnel. In addition, general and administrative expenses include professional services costs for outside legal and accounting services, facility related costs, supporting overhead costs and other transaction costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company will recognize interest and penalties related to unrecognized tax benefits into income tax expense in the accompanying statement of operations.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal, state and international tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. The tax returns for 2016 through 2019 are open for examination by Federal and state taxing authorities.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of up to three months to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company does not have an allowance for doubtful accounts based upon historical analyses including the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of its receivables.

10

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

At December 31, 2020, there was $45,000 capitalized to deferred offering costs.

Property and Equipment

Fixed assets of the Company are carried at cost less accumulated depreciation and amortization. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of assets are capitalized and depreciated over their useful life. Depreciation and amortization is recognized on a straight-line basis over the estimated useful life of the assets, which range between 3 to 5 years and over the shorter of the lease term or useful life for leasehold improvements.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

At December 31, 2020 and 2019, there were no capitalized software costs.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the assets are considered to be impaired, an impairment charge is recognized in the period of impairment. An impairment establishes a new basis for the asset and any impairment loss recognized is not subject to subsequent reversal.

Crypto Assets

The Company holds crypto-denominated assets (“crypto assets”), which are included as other current assets   in the balance sheets. As of December 31, 2020 and 2019, cryptocurrencies were $4,760 and $0, which is recorded at cost less impairment.

The Company recognizes impairment on cryptocurrency assets caused by decreases in market value, determined by taking quoted prices from various digital currency exchanges with active markets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies is recorded in other income in the statements of operations. The Company did not recognize any impairments on cryptocurrencies during the year ended December 31, 2020 and 2019. The Company recorded gains on sale of crypto assets of $241,425.

Convertible debt

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with other options, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

11

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Preferred stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock because of the redemption and conversion provisions, among other provisions. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

In addition, the Company has presented Series A preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 4). Warrants exercisable into Series A preferred stock have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. Preferred stock not subject to redemption is included in stockholders’ deficit.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount for preferred stock held outside of stockholders’ deficit is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC. 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Compensation cost for stock awards, which include stock options and restricted stock, is measured at the fair value on the grant date and recognized as expense over the related service or performance period. As the stock is not traded publicly, the fair value of stock awards is based on an independent valuation of our common stock using a market approach taking into consideration other public company comparables. We measure the fair value of stock options using the Black-Scholes option valuation model. Compensation cost for stock awards is recognized using the straight-line method.

During the years ended December 31, 2020 and 2019, stock based compensation of $48,220 and $41,896 is included in general and administrative in the accompanying statements of operations, respectively.

12

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fair Value

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The fair value measurement for the Preferred stock warrant “Preferred Warrant” issued (see Note 4 for details) is based on significant inputs not observable in the market and is classified as Level 3 liability at December 31, 2020 and 2019.

The fair value of the Preferred Warrant was determined using the Black Scholes model, using observable assumptions such as the remaining contractual term of the warrant and the risk-free interest rate over the term but also included significant unobservable inputs including fair value and volatility.

The following table details key inputs and assumptions used to estimate the fair value of the Preferred Warrant at December 31, 2020 and 2019 using a Black Scholes model:

	2020	2019

Stock Price	$0.18	$0.18
Exercise Price	$0.10	$0.10
Expected life in years	6.59	7.59
Stock price volatility	56%	58%
Risk free interest rate	0.65%	1.92%

The following table summarizes activity for liabilities measured at fair value using Level 3 significant unobservable inputs:

Warrant Liability

Beginning Balance at December 31, 2018	$263,281
Change in fair value of Warrant liability	(10,085)
Ending Balance at December 31, 2019	253,196
Change in fair value of Warrant liability	(89)
Ending Balance at December 31, 2020	$253,107

13

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Foreign Currency

The functional currency of the Company is the US Dollar. Assets and liabilities denominated in a foreign currency are remeasured using the exchange rate in effect at the balance sheet date and the corresponding revenue and expenses are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other income on the statements of operations as gains/losses during the periods presented were negligible.

Concentrations

At December 31, 2020 and 2019 one customer represented 36% of total accounts receivables in each year. During 2020 and 2019, one customer represented 18% and 13% of total revenue, respectively. The Company does not believe the loss of this customer would have a material long-term impact on the Company’s operations.

The Company relies on a small number of record labels, music publishers, and other rights holders for content related to the Company’s services. Approximately 77% and 98% of royalty related expense relates to three and four of these right holders or their related divisions for the years ended December 31, 2020 and 2019, respectively. The Company believes the loss of rights to a major right holder’s catalogue would force the take down of a significant portion of popular content in the applicable territory or territories, which would significantly disadvantage it in such territory or territories.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of ASU 2020-06 on its financial position, results of operations and cash flows.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company has elected to utilize the extended adoption period available to the Company as an emerging growth company and has not currently adopted this standard. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial position, results of operations and cash flows once adopted.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

14

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. Debt and Other Liabilities

2019 Convertible Note Issuance

In 2019 and 2020, the Company entered into a series of convertible note agreements (the “2019 Notes”) totaling $3,534,885.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis. Unless converted due to qualified financing or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of a “Majority of Interest” at the Maturity Date. A Majority of Interest is comprised of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

In March 2021, the noteholders and the Company agreed to various modifications to the terms of the note: (i) extend the maturity to July 1, 2022, (ii) fix the conversion price to $0.26667, and (iii) add an automatic conversion trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the Company will issue Series A-1 preferred shares equal to the principal plus interest amount as of the Maturity Date divided by $0.26667. These changes were captured in Amendment 1 to the Note Purchase Agreement.

Of the 2019 Notes, $105,000 was for the exchange of consulting/advisory services, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as compensation expense during 2019.

Interest expense related to these notes for the year ended December 31, 2020 and 2019 was $174,943 and $80,433, respectively.

2020 Convertible Note Issuance

Beginning July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $2,636,689. Of these notes, $1,088,350 were issued to related parties which include management employees and entities controlled by directors of the Company.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A-1 Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis.

15

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Additionally, for each $50,000 in the principal amount of the 2020 Notes, the purchaser will receive a contingent warrant to purchase next equity securities equal to 0.075% of the total number of shares of Common Stock outstanding immediately prior to the such next qualified financing on a fully diluted basis. The purchase price of each share of the next equity securities shall equal to 70% of the price per share. The warrants will expire five years after the initial closing of the sale of next equity securities. Prior to a qualified financing, the purchaser does not have a right to exercise these contingent warrants, nor are they considered outstanding. In the event the debt is repaid, warrants will not be issued.

Each purchaser is granted the right to purchase an additional Note equal to the same principal amount as the original 2020 Note purchased and will receive a contingent warrant upon the same terms. This Right of First Offer expired on February 15, 2021.

In March 2021, the noteholders and the Company agreed to various changes to the terms of the 2020 Notes: (i) extend the maturity to July 1, 2022, (ii) fix the conversion price to $0.26667, and (iii) add an automatic conversion trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the number of shares issued shall equal to the principal plus interest amount as of the Maturity Date divided by $0.26667. Additionally, should the Company close at least $5,000,000 pursuant to the Regulation A+ offering, the warrant shall be exercisable for shares of the Company’s Series A-1 Preferred stock equal to the conversion percentage multiplied by 149,999,995. The purchase price of each share of the Series A-1 Preferred stock will be $0.26667. These changes were captured in Amendment 1 to the Note and Warrant Agreement.

Of the 2020 Notes, $88,350 was for the exchange of consulting/advisory services, whereby no cash was received. The 2020 Notes related to advisory services were for services rendered in 2020. The value of these notes was recorded as compensation expense during 2020.

Interest expense related to these notes for the year ended December 31, 2020 was $59,872.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Loan, the Company is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Loan (the “Maturity Date”). The PPP Loan contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Loan. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Loan, collection of all amounts owing from the Company, or filing suit and obtaining judgment against the Company. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for the Company to apply for forgiveness of its PPP loan. The loan was forgiven in February 2021.

16

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

4. Stockholders’ Deficit

The Company amended its Certificate of Incorporation (“COI amendment”) on March 25, 2021 and May 21, 2021 to (i) effect an eleven to one stock split of its Common Stock and Preferred Stock, (ii) increase the total number of authorized shares of Common Stock to 237,500,000 and Preferred  Stock to 106,851,126, (iii) authorize 50,000,000 shares of Series A-1 Preferred Stock and 2,111,804 shares of Series A-2 Preferred Stock and (iv) divide the Common Stock into 200,000,000 authorized shares of Class A Common Stock and 37,500,000 shares of Class B Common Stock. Class B Common Stock is non-voting. The Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock collectively have the same features and rights, with the exception of their Original Issue Price which varies accordingly.

All mentions of shares and price per share retroactively reflect the effect of the split.

Series Seed and Seed-1 Preferred Stock

The Company has authorized 7,700,000 and 6,712,618 shares of Series Seed Preferred Stock (the “Series Seed”) and Series Seed-1 Preferred Stock (the “Series Seed-1”), respectively.   Features of the Series Seed and Series Seed-1 include the following: Non-cumulative dividends of 5% per annum if declared by the Board, Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock, Liquidation preference equal to the original issue price plus any declared and unpaid dividends, only after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock. After payment of the liquidation preference, the Series A participates pro rata with the Common stock.

At December 31, 2020 and 2019, no dividends had been declared for the Series Seed and Series Seed-1. There have been no conversions of Series Seed or Series Seed-1 into Common stock.

Series A Preferred Stock

The Company has issued 40,326,704 shares of Series A Preferred Stock. Features of the Series A Preferred Stock include the following: Cumulative dividends of 5% per annum whether or not declared, redeemable seven years after issuance if elected by a “majority of the holders”, redeemable by only one investor if certain operations move out of the state of Connecticut; redemption price is the higher of FMV or original issue price plus a 12% rate of return, Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock, Liquidation preference equal to the original issue price plus all accrued dividends. After payment of the liquidation preference, the Series A participates pro rata with the Common stock.

At December 31, 2020 and 2019, accrued, but undeclared dividends were $1,147,170 and $749,743, respectively. There have been no conversions of Series A into Common stock. The conversion ratio of the Series A to Common stock remains 1:1.

17

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

Warrants to Purchase Stock

On May 9, 2017, the Company issued a warrant (the “Preferred Warrant”) to purchase Preferred stock with a 10-year contractual term. The Preferred Warrant expires May 9, 2027. Features of the Preferred Warrant include the following.

•	Exercisable into 2,111,802 shares of the Company’s Series A Preferred Stock; upon the COI amendment, this warrant was modified to exercise into Series A-2 Preferred Stock (similar features to Series A Preferred Stock, with the exception of the original issue price)

•	Exercise price is $0.09713

•	Warrant vested 75% after one year and the remaining 25% vested after two years. As of December 31, 2020, the Warrant is fully vested.

At December 31, 2020, the Preferred Warrant had not been exercised. See Note 3 for inputs in estimating fair value.

In December 2020, the Company issued a warrant (the “Common Warrant”) to purchase common stock to an entity controlled by a Company director. The Common Warrant expires in 10 years. Features of the Warrant include the following.

•	Exercisable into 6,493,036 shares of the Company’s Common Stock

•	Exercise price is $0.02

•	The Common Warrant has two vesting schedules: (1) 75% vest monthly over a two-year period beginning as of July 7, 2020 and (ii) 25% vest upon the Company completing a round of financing at pre-money valuation of at least $500,000,000 led by an investor or investment bank referred by the warrant holder. As of December 31, 2020, 1,014,537 shares of the Warrant have vested.

At December 31, 2020, the Warrant had not been exercised. The warrant was valued consistent with the inputs described in Note 5 of stock options for a total grant date fair value of approximately $50,500. The Company recorded stock-based compensation of approximately $10,000 related to this warrant in 2020 and is included in General and Administrative expense. The unrecognized portion will be recognized during the remaining vesting period.

Shares Issued for Services

During the year ended December 31, 2019, the Company issued 1,136,069 shares of common stock for services rendered by consultants/employees, recognizing compensation expense of $36,059. Compensation expense related to these issuances was based on the estimated fair value of the Company’s common stock at the time of issuance. These shares are subject to a vesting schedule, typically four years, and subject to continued services.

Shares Issued for Marketing

During the year ended December 31, 2019, the Company issued 6,230,400 shares of common stock to a strategic partner for future marketing services, booking a prepaid marketing asset of $203,904. Marketing expenses will be booked against the asset as the Company utilizes the services. At December 31, 2020, $46,348 of the prepaid marketing asset remains.

18

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

5. Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Pursuant to a Stockholder Consent in March 2021, the 2014 Plan was amended and up to 30,069,424 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2020 and 2019, the Company granted 1,265,000 and 2,497,000 stock options under the Plan to various advisors, contractors and employees, respectively. Of the 2019 total, 1,408,000 was granted to an employee on the condition that certain performance requirements be met. One - half of this grant was earned in 2020 and the Company expects the remaining performance obligation to be met; accordingly, stock-based compensation for this award has been recognized during 2020. The total grant fair value of options granted in 2020 and 2019 was $93,526 and $19,244, respectively. The granted options had an exercise price of $0.02-$0.03, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period or performance-based vesting.

The following summarizes the Company’s stock option activity for the year ended December 31, 2020 and 2019.

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)

Outstanding at December 31, 2018	275,000	$0.03	9.3
Granted	2,497,000	0.03	10.0
Forfeited/cancelled	(55,000)	0.03
Outstanding at December 31, 2019	2,717,000	$0.03	9.4
Granted	1,265,000	0.03	10.0
Forfeited/cancelled	–
Outstanding at December 31, 2020	3,982,000	$0.02	8.8

Vested and expected to vest at December 31, 2020	3,982,000	$0.03	8.8

Exercisable at December 31, 2020	1,669,479	$0.03

The Company recorded stock-based compensation expense of $37,956 and $5,837 during the year ended December 31, 2020 and 2019, respectively, related to stock options. This expense is included in the General and Administrative expense of the Company operations.

As of December 31, 2019, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $34,000, which is expected to be recognized over a weighted average period of approximately 2.4 years.

19

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The input assumptions used by the Company are as follows:

	2020	2019
Expected life in years	6.5 – 10	6.5 – 10
Stock price volatility	42.33%	43.07%
Risk free interest rate	0.91%	1.90%
Expected dividends	None	None

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Contractor or input for warrants use contractual life.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

6. Income Taxes

For the years ended December 31, 2020 and 2019, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

20

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act, except for the PPP loan described above, as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	Years Ended December 31,
	2020	2019
Statutory federal rate	21.0%	21.0%
State income taxes net of federal income tax benefit	8.7%	8.7%
Permanent differences for tax purposes	-0.1%	-0.1%
Change in valuation allowance	-29.6%	-29.6%
Effective income tax rate	0.0%	0.0%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance and state income tax benefit, offset by nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	Years Ended
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$4,062,291	$2,825,316
Accrued officer compensation	483,204	409,762
Other	14, 295	1,006
Total deferred tax assets	4,559,790	3,236,084
Valuation allowance	(4,559,790)	(3,236,084)
Net deferred tax assets	$–	$–

At December 31, 2020, the Company had available net operating loss carryovers of approximately $13.6 million for both federal and state taxes that may be applied against future taxable income. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized. The net change in the valuation allowance is primarily due to the net loss generated in 2020, which increased the net operating loss carryforward in 2020 compared to 2019 by $1.3M.

21

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company files income tax returns in the U.S. federal jurisdiction, Connecticut, and California and is subject to income tax examinations by tax authorities for tax years ended 2016 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

7. Related party transactions

During 2020 and 2019, convertible notes totaling $1,088,350 and $825,000, respectively, were issued to related parties which include management employees and entities controlled by directors of the Company. Of these notes, $178,350 were issued in exchange for services.

During 2019, restricted stock totaling $36,059 was issued to management employees who are related parties. The restricted stock was issued in exchange for services.

8. Commitments & Contingencies

Litigation

On June 9, 2020, Verizon Media filed an action in the Supreme Court of the State of New York, County of New York claiming conversion, unjust enrichment and breach of contract in connection with a payment made by Verizon Media to the Company pursuant to a Publisher Master Services Agreement. In the lawsuit, Verizon Media asserts that it overpaid the Company approximately $232,000 due to a data entry error on Verizon Media’s part and seeks a return of that payment. The Company denies that the payment was in error and intends to vigorously defend against the claims. M&M has also asserted counterclaims against Verizon Media for its own breach of the Publisher Master Services Agreement. The case remains at the pleadings stage and, as a result, we are not able to evaluate the likelihood of an unfavorable outcome or an estimate of potential loss at this time. The Company has recorded the payment as a contingent liability until the dispute is resolved.

9. Subsequent events

The Company has evaluated subsequent events that occurred after December 31, 2020 through July 27, 2021 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those disclosed below.

Additional 2020 Convertible Note Issuance

In 2021, the Company entered into a series of additional convertible note agreements totaling $422,498, same terms as the original 2020 Notes described in Note 3. Of these notes, $40,000 was issued in exchange for services rendered during the year.

2021 Convertible Note Issuance

Beginning May 2021, the Company entered into a series of convertible note agreements (the “2021 Notes”) totaling $537,500. Of these notes, $175,000 were issued to related parties which include management employees. The 2021 Notes mature on July 1, 2022.

22

M&M MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of preferred stock is triggered upon a qualified preferred equity financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. Additionally, an automatic conversion will trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the number of shares issued shall equal to the principal plus interest amount as of the Maturity Date divided by $0.3334. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A-3 Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to $0.3334. The Company is in the process of obtaining approvals for authorizing Series A-3 Preferred Stock; however, as of the date of these financial statements, no such designation has been made.

Additionally, the purchaser will receive a warrant to purchase Class B Common Stock equal to two times the principal amount of the Note purchased. The purchase price of each share shall equal $1.00 and the Warrants will expire on July 1, 2023.

Additionally, the purchaser commits to purchase a certain number of Regulation A+ offering units based on the principal amount of the Note purchased.

Stock Issuance

In 2021, the Company issued 750,000 Class A common shares to a management employee and external contractor for services rendered.

Stock Options

In 2021, the Company granted 8,130,252 stock options under the Plan to various employees, advisors, and consultants.

PPP Loan

On February 22, 2021, the Small Business Administration (“SBA”) forgave the full principal and accrued interest of the PPP loan. See Note 3.

Certificate of Incorporation Amendment

See Note 4 for common and preferred stock designations and stock split.

Regulation A+ Offering

The Company was qualified by the U.S. Securities and Exchange Commission (SEC) on March 30, 2021 to raise a total of $50M through the offering of 25 million units. Each unit consists of 1 share of Class B Common Stock of the Company, par value $0.0001 (the "Class B Common Stock"), and 1 warrant ("Warrant") to purchase one-half of a share of Class B Common Stock of the Company.

In April 2021, the Company issued 1,400,000 units to a strategic partner in exchange for services to be rendered.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M&M Media, Inc.

By: /s/ Gary Mekikian

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Gary Mekikian

Gary Mekikian, Chief Executive Officer, Director

July 27, 2021

By: /s/ Robert Vanech

Robert Vanech, Chief Financial Officer, Principal Accounting Officer, Principal Financial Officer

July 27, 2021

By: /s/ Adrian Sada Cueva

Adrian Sada Cueva, Director

July 27, 2021

By: /s/ Matt McCooe

Matt McCooe, Director

July 27, 2021

By: /s/ Tigran Mekikian

Tigran Mekikian, Director

July 27, 2021

24